Exhibit 2.1


                            ASSET PURCHASE AGREEMENT


     THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made and entered into on September 29, 2000, between U.S. Pawn, Inc., a Colorado corporation, located at 7215 Lowell Blvd., Westminster, Colorado 80030 ("Seller"), and Pawn-One, Inc., a Colorado corporation, located at 5990 West 44th Avenue, Wheatridge, Colorado 80212 ("Buyer").

     WHEREAS, Seller is engaged in the pawn business and operates twelve pawn stores in Colorado and one pawn store in Wyoming (the "Business");

     WHEREAS, Seller desires to sell to Buyer certain specified assets of the Business (the "Assets" as defined below) and Buyer desires to purchase the Assets;

     WHEREAS, on September 8, 2000, the parties entered into a letter agreement outlining the basic terms and conditions of the purchase of the Assets (the "Letter Agreement"); and

     WHEREAS, on September 14, 2000, the Letter Agreement was terminated; and

     WHEREAS, Buyer and Seller wish to restate and agree upon the conditions of an Asset Purchase Agreement wherein Buyer will purchase certain of Seller's Assets, as set forth herein; and

     WHEREAS, Buyer and Seller further wish to agree as to Buyer's rights to utilize the name, symbol, trademarks and service marks of Seller for a term not to exceed one year from the date of the Cash Closing (as defined below) contemplated by this Agreement; and

     WHEREAS, Buyer and Seller now desire, by this Agreement, to set forth the details of the purchase and use of trade, service and other intellectual property of Seller for Buyer's use; and

     WHEREAS, prior to closing this Agreement Seller will need to obtain its shareholders' approval of this transaction;

     WHEREAS, in the event Seller is unable to obtain shareholder approval prior to October 1, 2000, the parties anticipate the need to enter into a short term management agreement giving Buyer management control over the pawn shop operations of Seller pending Seller's shareholder approval of this Agreement;

     NOW, THEREFORE, in consideration of the promises and covenants set forth herein, the parties hereto agree as follows:

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     1. Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

        a. "Assets" shall mean all of the then existing Inventory, Loans, Furniture, Fixtures and Equipment, Earned Pawn Service Charges, Intellectual Property and Owned Real Estate of Seller as of the date of the Cash Closing.

        b. "Cash Closing" shall mean the time at which Seller consummates the sale of the Assets to Buyer by transferring the Assets to Buyer in exchange for payment by Buyer of the Purchase Price as set forth in Paragraph 4. Cash Closing shall occur on December 1, 2000, or within ten (10) days of the date Seller obtains its shareholders approval of this Agreement and provides notice of such to Buyer, whichever is later, and which, in any event, shall be no later than March 31, 2001, or at such other time, or at such other place as Buyer and Seller may agree. The Cash Closing shall occur at the offices of Shughart, Thomson & Kilroy, P.C., 1050 17th Street, Suite 2350, Denver, Colorado 80265 at a time mutually agreeable among the parties and their counsel.

        c. "Earned Pawn Service Charges" shall mean the charges payable to Seller relating to the Loans (as defined below) as evidenced by contracts for purchase or other documentation.

        d. "Excluded Assets" or "Aged Inventory" shall mean non-jewelry Inventory for sale designated by Buyer and Seller to have been in Seller's inventory for a period greater than 180 days prior to the Cash Closing date, and jewelry Inventory for sale designated by Buyer and Seller to have been in Seller's inventory for a period of greater than 360 days prior to the Cash Closing date.

        e. "Furniture, Fixtures and Equipment" shall mean the fixed assets of Seller utilized in the Business which are described and listed on Exhibit A.

        f. "Intellectual Property" shall mean all service marks, copyrights, trademarks, telephone directory listings, telephone numbers, fax numbers, and any other form of information that Seller owns on the date hereof and has used in the operation of its business in advertising, marketing or promotions of any kind. The Intellectual Property as of the date hereof is listed on Exhibit B.

        g. "Inventory" shall mean the items held for sale to the public in the Business.

        h. "Leases" shall mean those leases, whether written or oral or partly written and partly oral, of Seller on the date hereof listed on Exhibit C and which, in the case of oral leases or modifications, are accompanied by a short description of the terms of such lease.

        i. "Loans" shall mean the pawn loans of Seller.

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        j. "Management Closing" shall mean October 1, 2000 on which, provided the Cash Closing has not occurred, the parties shall enter into a management agreement (the "Management Agreement") in order to bridge the delay resulting from the shareholder approval process. A copy of the Management Agreement is attached hereto as Exhibit D. Pursuant to the Management Agreement, Buyer shall manage Seller's pawn shop operations for an agreed upon fee.

        k. "Person" shall mean and include any individual, partnership, joint venture, corporation, trust, unincorporated organization, government or department or agency thereof.

        l. "Owned Real Estate" shall mean those parcels of real property (including improvements) owned by Seller on the date hereof which are described and listed on Exhibit E.

        m. "Valuation Formula" shall mean the detailed formula utilized by Buyer in order to value the Inventory and the Loans. A detailed description of the formula is attached hereto as Exhibit F.

     2. Agreement to Purchase. Upon the terms and subject to the conditions contained herein, Seller shall sell, convey, set over, deliver, assign and transfer (or cause to be so sold, conveyed, set over, delivered, assigned and transferred) to Buyer, and Buyer shall purchase and acquire from Seller, at the Cash Closing, the Assets.

     3. Liabilities.

        a. Buyer shall assume, agree to pay and discharge when due, the Leases.

        b. Buyer shall assume, at its sole discretion, certain debt obligations of Seller, as a portion of the Purchase Price (Paragraph 4(b)).

        c. Other than the assumptions set forth above Buyer and Seller agree that Buyer is not assuming and shall have no responsibility for any of the contracts, leases, mortgages, debts, obligations, or liabilities of Seller not expressly assumed herein, all of which shall remain the responsibility of and shall be discharged by Seller as they become due.

     4. Purchase Price. Buyer agrees to pay to Seller, and Seller agrees to accept from Buyer, as the aggregate purchase price for the Assets, the amount of $4,200,000 in cash (subject to certain adjustments described below) (the "Purchase Price") to be paid and delivered to Seller as follows:

        a. Buyer shall, within three (3) business days of the mutual execution of this Agreement, deposit the sum of $100,000 in cash (the "Earnest Money Deposit") with U.S. Bank Escrow Services in an interest bearing escrow account to be held pursuant to an agreed upon escrow agreement (a form of which is attached hereto as Exhibit G (the "Escrow Account") said sum to be paid to Seller as a portion of the Purchase Price at the Cash Closing, paid to Seller as a portion of Buyer's Break-Up Fee (as defined below) in accordance with

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Paragraph  7(b), or returned to Buyer in accordance with Paragraph 7(a).

        b. Buyer shall assume certain specific debt obligations of Seller, provided that Buyer and Seller mutually agree on the specific terms and conditions of such assumptions. To the extent that Buyer and Seller agree to such assumptions, the Final Payment (as defined below) shall be adjusted by the amount of such assumption.

        c. At the Cash Closing, Buyer shall pay Seller $4,100,000 (subject to adjustments for debt assumption set out above and for the verification and post closing adjustments set out below) in cash (the "Final Payment") and the Earnest Money Deposit, less any interest earned thereon (which shall be released to Buyer), shall be released to Seller; provided, however, Buyer shall deposit ten percent (10%) of the Purchase Price (the "Escrow Funds") with U.S. Bank Escrow Services who shall place the funds into an interest bearing escrow account to be held pursuant to an agreed upon Escrow Agreement (a form of which is attached hereto as Exhibit H) for the Post Closing Adjustment Period (as defined below). At the expiration of the Post Closing Adjustment Period, those Escrow Funds still remaining in escrow after any amounts have been deducted and paid to Buyer to account for any adjustments in accordance with Paragraph 6, if any, and all interest earned thereon shall be released to Seller as a portion of the Purchase Price.

     5. Allocation/Verification Provisions; Access to Information

        a. Prior to entering into this Agreement, Buyer conducted due diligence for a period of five (5) days after which Buyer and Seller agreed upon the Purchase Price.

        b. Buyer and Seller agreed that the portion of the Purchase Price attributable to the Loans is $2,377,418 (the "Loans Price"), the portion of the Purchase Price attributable to the Inventory (other than the Aged Inventory) is $1,277,157 (the "Inventory Price"), the portion of the Purchase Price attributable to Furniture, Fixtures and Equipment is $50,000, the portion of the Purchase Price attributable to Earned Pawn Service Charges is $100,000 and the portion of the Purchase Price attributable to the Owned Real Estate is $395,425.

        c. On the date of the Cash Closing, a written report stating the aggregate value of the Inventory and Loans shall be produced from Seller's computer system utilizing the Valuation Formula (the "Verification Report"). If the value of the Inventory on the Verification Report is different than the Inventory Price set forth in paragraph 5(b), at the Cash Closing the Purchase Price shall be adjusted upward or downward on a dollar-for-dollar basis for any amount of such difference. If the value of the Loans on the Verification Report is different than the Loans Price set forth in paragraph 5(b), at the Cash Closing the Purchase Price shall be adjusted upward or downward $1.20 for every dollar amount of such difference.

        d. Seller shall produce, within five (5) business days from the date of mutual execution of this Agreement, the information requested by Buyer on the due diligence checklist, a copy of which is attached hereto as Exhibit I. During

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the term of this Agreement Buyer shall have access to the books and records of
Seller. Seller shall furnish Buyer with such financial and operating data and such other information with respect to the Business as Buyer shall, from time to time, reasonably request.

     6. Post Closing Adjustments. On the Cash Closing, the parties shall generate an Inventory and Loans statement as of the Cash Closing ("I & L Statement"). As soon as practicable (but in no event later than twenty (20)
days) following the Cash Closing (the "Post Closing Adjustment Period"), Buyer shall verify the existence of the Inventory and Loans for the entire Business as of the Cash Closing. Buyer shall conduct a post closing verification audit of each store's Inventory and Loans, and provide to Seller a written report (the "Verification Audit Report") which documents the results of each verification audit in form and substance satisfactory to Seller. Seller shall have the right to participate in the performance of each store verification audit. In the event that any of the Inventory and Loans on the I & L Statement are unaccounted for and Buyer is not in material breach of its obligations under the Management Agreement, the parties agree that each party shall bear fifty percent (50%) of the risk of loss associated with such unaccounted for Inventory and Loans. Seller shall reimburse Buyer for fifty percent (50%) of such documented unaccounted for Inventory and Loans valued on a basis consistent with the Valuation Formula through the release of the appropriate amount of the Escrow Funds. In addition, at the Cash Closing, Seller shall be credited for any pre-paid expenses of Seller for any period following the Cash Closing and the Purchase Price shall be adjusted, on a pro-rata basis, for any such pre-paid expenses.

     7. Break Up Fees.

        a. Seller's Break Up Fee. Seller shall be contractually liable to Buyer for $275,000 (the "Seller's Break-Up Fee"), which, together with return of the Earnest Money Deposit, including all interest earned thereon, shall be payable to Buyer in the event (1) Seller terminates this Agreement pursuant to Paragraph 31(b)(iii), (2) Buyer terminates this Agreement pursuant to Paragraph 31(c)(i)-(iii) or (3) Seller fails to obtain shareholder approval of this Agreement on or before March 31, 2001. Seller's Break-Up Fee shall constitute liquidated damages paid to Buyer and shall be Buyer's sole remedy for Seller's default hereunder and for payment of Seller's indemnification obligations under Paragraph 22.

        b. Buyer's Break-Up Fee. Buyer shall be contractually liable to Seller for $175,000 in addition to the Earnest Money Deposit (the "Buyer's Break-Up Fee"), which shall be payable to Seller in the event Seller terminates this Agreement pursuant to Paragraph 31(b)(i), (ii) and (iv). Buyer's Break-Up Fee shall constitute liquidated damages paid to Seller and shall be Seller's sole remedy for Buyer's default hereunder and for payment of Buyer's indemnification obligations under Paragraph 23.

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     8. Cash Closing.

        a. Conditions Imposed on Seller. At the Cash Closing, in addition to any other documents specifically required to be delivered pursuant to this Agreement, Seller shall, in form and substance reasonably satisfactory to Buyer and its counsel:

           (1) Deliver to Buyer such deeds, bills of sale, endorsements, assignments, and other good and sufficient instruments of sale, assignment, conveyance, and transfer as shall be required to effectively vest in Buyer all of Seller's right, title, and interest in and to all of the Assets, free and clear of all liens, charges, claims, encumbrances and equities;

           (2) Deliver to Buyer all consents to the assignment to Buyer of each lease, contract, agreement, commitment or other undertaking comprising a part of the Assets that requires such consent, except as otherwise agreed between Buyer and Seller;

           (3) Deliver to Buyer a certificate signed by an officer of Seller, dated as of the date of Cash Closing, stating that to the best knowledge and belief of such officer, after due inquiry, the representations and warranties of Seller set forth in Paragraph 11 hereof are true and correct in all material respects as of the date of Cash Closing and that Seller has performed and complied with all agreements, undertakings, and obligations which were required to be performed and complied with by him at or prior to the Cash Closing in all material respects;

           (4) Deliver to Buyer such information, assignments or assumptions agreements, required to vest in Buyer all of Seller's right, title, and interest in and to the Intellectual Property;

           (5) Deliver to Buyer the opinion of Seller's legal counsel, as of the date of the Cash Closing, in the form and substance reasonably satisfactory to Buyer and its counsel, as to the truth of the matters set forth in Paragraphs 11(a), (b) and (c);

           (6) Deliver to Buyer the executed originals of all of the Leases, all amendments thereto, and all extensions and renewals thereof in Seller's possession;

           (7) Deliver to Buyer originals of all customer service files of Seller relating to the Earned Pawn Service Charges and Loans, all notices, claims, correspondence, and other documents, data, information and materials relating to the Earned Pawn Service Charges and Loans, which are in Seller's possession;

           (8) Deliver to Buyer possession of the Furniture, Fixtures and Equipment;

           (9) Deliver to Buyer possession of the Inventory and Loans, together with all data, documents, information or materials in Seller's possession relating to the Inventory and Loans;

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           (10) Deliver possession of the Owned Real Estate together with all data, documents, information, or material, in Seller's possession relating to the Owned Real Estate;

           (11) Execute and deliver a warranty deed for each property comprising the Owned Real Estate, together with such other instruments or documents necessary to transfer title of the Owned Real Estate to Buyer; and

           (12) Deliver to Buyer such other instruments or documents as may be necessary or appropriate to carry out the transactions contemplated by this Agreement.

        b. Conditions Imposed on Buyer. At the Cash Closing, in addition to any other documents specifically required to be delivered pursuant to this Agreement, Buyer shall, in form and substance satisfactory to Seller and its counsel:

           (1) Pay the Purchase Price required to be paid by Buyer at the Cash Closing pursuant to Paragraph 4;

           (2) Deliver to Seller any Excluded Assets not sold by Buyer for Seller's account, as contemplated by the Management Agreement;

           (3) Deliver to Seller such assumptions or undertakings as may be reasonably necessary to evidence Buyer's agreement and obligation to pay, discharge, and satisfy the Leases to be assumed by Buyer pursuant to Paragraph 3(a) hereof;

           (4) Deliver to Seller an officer's certificate dated the date of the Cash Closing, to the effect that to the best of the knowledge and belief of such officer, after due inquiry, the representations and warranties of Buyer set forth in Paragraph 12 hereof are true and correct in all material respects on the date of the Cash Closing and that Buyer has performed and complied with all agreements, undertakings, and obligations which were required to be performed or complied with by it at or prior to the Cash Closing;

           (5) Deliver to Seller the opinion of Buyer's legal counsel, dated the date of the Cash Closing, in form and substance reasonably satisfactory to Seller and its counsel, as to the truth of the matters set forth in Paragraphs 12(a), (b), and (c); and

           (6) Deliver to Seller such other instruments or documents as may be necessary to carry out the transactions contemplated by this Agreement.

     9. Conduct Prior to Cash Closing. From the date of this Agreement until the earlier of the Cash Closing or the Management Closing and except as contemplated by this Agreement and the pending merger of Seller with a third party, Seller will (i) conduct the Business in the ordinary course, diligently and substantially in the same manner heretofore and not make or institute any

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unusual or novel methods of purchase, sale, lease, management, accounting or operations and (ii) promptly advise Buyer in writing of any material adverse change in the Business, condition, operations, prospects or the Assets of Seller. On or before the Management Closing, Buyer and Seller shall agree on an updated report detailing the Excluded Assets as of the Management Closing. In addition, on or before the Cash Closing, Buyer and Seller shall agree on an updated report detailing the Excluded Assets as of the Cash Closing. Buyer and Seller have agreed that the approximate Book Value of the Excluded Assets on the date hereof is approximately $678,701.00.

     10. Conduct Subsequent to Cash Closing.

         a. From time to time after the Cash Closing, without further consideration, Seller shall execute and deliver all such other instruments of sale, assignments, conveyances, and transfers and shall take all such other actions as are reasonable to more effectively transfer to and vest in Buyer, and to put Buyer in possession of, any of the Assets.

         b. From time to time after the Cash Closing, without further consideration, Buyer shall execute and deliver all such other instruments of assumption, and shall take all such other actions as are reasonable to more effectively assume the obligations to pay, discharge and satisfy the Leases assumed by Buyer pursuant to Paragraph 3(a) hereof.

         c. From and after the Cash Closing, Seller will not directly or indirectly solicit any employee, supplier or customer of Buyer for purposes of directly competing with Buyer's business.

     11. Representations and Warranties of Seller. Seller represents and warrants to Buyer that: a. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado.

         b. Seller has all requisite corporate power and authority to own and operate the Assets, to lease and operate its properties and to carry on the Business as now being conducted and to enter into and perform this Agreement.

         c. This Agreement has been duly authorized and duly executed by Seller.

         d. Seller has good and marketable title to all of the Assets free and clear of any security interests, claims, liens, options, charges or encumbrances (except as noted in Exhibit J).

         e. Seller has maintained in full force and effect and will continue to maintain until the Cash Closing, insurance on the Assets and business operations, including but not limited to liability and property insurance, of the kinds and in the amounts customarily carried by responsible companies of the size of Seller engaged in a business similar to that of Seller.

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         f. Seller has timely filed all federal and applicable state and local tax assessment reports, returns or extensions of every kind required to be filed by it and has duly paid all taxes and other charges due or claimed to be due by federal, state, or local taxing authorities, with respect to the Assets.

         g. To the knowledge of Seller, no consent, approval, or authorization of, any governmental authority on the part of Seller, other than Securities and Exchange Commission approval for proxy solicitations, is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except as provided in this Agreement. Buyer acknowledges that no pawn or ATF licenses shall be transferred or sold to Buyer.

         h. Since August 31, 2000 and except as contemplated by this Agreement and the pending merger of Seller with a third party, Seller has carried on its Business only in the ordinary course, there has not been (a) any change in the assets, liabilities, sales, income or business of Seller or in its relationships with suppliers, customers or lessors, other than changes which were both in the ordinary course of business and have not been, either in any case or in the aggregate, materially adverse; (b) any acquisition or disposition by Seller of any of the Assets other than in the ordinary course of business; (c) any damage destruction or loss, whether or not covered by insurance, materially and adversely affecting, either in any case or in the aggregate, the Assets; (d) any entry by Seller into any transaction other than in the ordinary course of business; and (f) any mortgage, pledge, lien, lease, security interest or other charge or encumbrance on any of the Assets.

         i. Seller (1) has complied with, and, to its knowledge, is in compliance with (a) all laws, statutes, governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions, decrees or similar commands applicable to Seller or any of the Assets (including without limitation, the Americans with Disabilities Act and any occupational health, zoning or other law, regulation or ordinance) and (b) all unwaived terms and provisions of all contracts, and agreements to which Seller is a party, or by which Seller or any of the Assets are subject and (2) has not been charged with, or been under investigation with respect to, any violation of any provision of any federal, state or local law or administrative regulation in respect of Seller or any of the Assets, except in each of the foregoing cases, where such failure to comply or such charge or investigation has not caused, and would not reasonably be expected to cause, a material adverse effect on or to Seller, the Business, the Assets or the ability of Seller to consummate the transactions contemplated by this Agreement.

     12. Representations of Buyer. Buyer represents and warrants to Seller that:

         a. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado.

         b. Buyer has all requisite corporate power and authority to enter into and perform this Agreement and the consummation of the transactions contemplated hereby.

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         c. This Agreement has been duly authorized and approved by the Board of
Directors of Buyer, and has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforce ability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors' rights generally or by general principals of equity.

         d. The execution and delivery of this Agreement by Buyer and the performance of its obligations hereunder are not in violation or breach of, and do not conflict with or constitute a default under, any of the terms or provisions of Buyer's Articles of Incorporation or By-Laws or, to Buyer's knowledge, any contract or agreement to which Buyer is a party or by which it is bound (and will not be an event which, after notice or lapse of time or both, will result in any such violation, breach, conflict or default) or any law, judgment, decree, order rule, or regulation of any governmental authority or court, whether federal, state, or local, at law or in equity, or any arbitration decision, applicable to Buyer or to any of its properties or assets.

         e. Buyer has had access to and the opportunity to review such books, records and other information concerning the Business as Buyer has requested.

         f. To the knowledge of Buyer, no consent, approval, or authorization of, or filing with, any governmental authority on the part of Buyer is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except as provided in this Agreement.

     13. Absence of Brokers. Each of the parties hereto represents to the other that it has not retained or incurred any liability to any other Person, for a broker's, finder's or agent's fee for services rendered in connection with the transaction contemplated by this Agreement; and each of the parties hereto agrees to indemnify the other against and to hold the other harmless from any claim made by any Person, claiming to have been employed by such party as a broker, finder, or agent in connection with the transaction contemplated by this Agreement.

     14. Survival of Representations and Warranties. The representations and warranties of Buyer and Seller, respectively, as set forth in this Agreement, shall survive the Cash Closing for a period of ninety (90) days.

     15. Expenses of Transaction. The parties hereto each shall bear all of the expenses respectively incurred by them in connection with this Agreement and the consummation of the transaction contemplated hereby.

     16. Entire Agreement. This document, including the Exhibits and Schedules hereto, contains the entire agreement between the parties hereto with respect to the subject matter of this Agreement; and there are no other agreements, representations, warranties, or covenants, written or oral, with respect to the transaction contemplated by this Agreement which are not expressly set forth in this Agreement.

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     17. Amendments. This Agreement may be amended by letter or other document which by its terms specifically states that it is an amendment to this Agreement; provided, that such letter or other document shall be signed by all of the parties hereto.

     18. Notices. Any notice which may be permitted or required to be given pursuant to this Agreement shall be delivered personally or shall be sent by United States registered or certified mail, postage prepaid, addressed as set forth below:


     If to Seller:              U.S. Pawn, Inc.
                                7215 Lowell Blvd.
                                Westminster, CO 80030
                                Attn: Charles C. Van Gundy

     With a copy to:            Brent T. Slosky
                                Brownstein, Hyatt & Farber, P.C.
                                410 Seventeenth St., Twenty-Second Floor
                                Denver, CO 80202-4437

     If to Buyer:               Pawn-One, Inc.
                                5990 West 44th Ave.
                                Wheatridge, CO 80212
                                Attn: Todd Hills

     With a copy to:            Howard B. Gelt
                                Shughart, Thomson & Kilroy, P.C.
                                1050 17th Street, Suite 2350
                                Denver, Colorado 80265

     or to any other address as any party may, by notice to the other parties in accordance with this paragraph designate.

     19. Binding Effect. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

     20. Paragraph Headings. The headings of the Paragraphs in this Agreement are for the purpose of reference only and shall not limit or otherwise affect the meaning of any of the provisions of this Agreement.

     21. Incorporation of Exhibits. Each of the Exhibits referred to herein and attached hereto are incorporated herein and shall be deemed to be a part of this Agreement.

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     22. Indemnification by Seller. Subject to the limitation set forth in
Paragraph 7(a), except for the Leases assumed by Buyer pursuant to Paragraph 3(a) hereof and any other obligations of Seller assumed by Buyer pursuant to Paragraph 4(b) hereof, Buyer is not assuming and shall have no responsibility for any of the debts, obligations, or liabilities of Seller, all of which shall remain the responsibility of and shall be discharged by Seller as they become due and Seller hereby agrees to indemnify and hold Buyer harmless from any loss, liability, damage, cost or expense (including attorney's fees, expenses, costs of investigation and costs of settlement) ("Damages") arising by reason of Seller's nonpayment or nonperformance of any such debts, obligations, or liabilities not expressly assumed by Buyer. Seller further agrees to indemnify and hold Buyer harmless from and respect to any and all claims, liabilities, losses, damages, costs and expenses related to or arising directly or indirectly, out of: (i) any failure or breach by Seller of any representation or warranty, covenant or obligation or undertaking by Seller in this Agreement, any Exhibit hereto, or any other statement, certificate or other instrument delivered pursuant hereto; (ii) any liability that occurs or arises as a result of action or failure to take action by Seller or any of its agents or employees prior to the Cash Closing date; or (iii) any liability for any and all claims of any kind and description of employees that relate to their hiring, employment and/or termination by Seller, provided that the facts or events giving rise to such claims occurred before the Management Closing date.

     23. Indemnification by Buyer. Subject to the limitation set forth in Paragraph 7(b):

         a. Buyer agrees to indemnify and hold Seller harmless from any and all Damages of Seller arising from or in connection with claims or obligations relating to the ownership of the Assets subsequent to the Cash Closing (except to the extent that such obligation or claim may arise because of the breach of any warranty or representation of Seller set forth in this Agreement) or arising from or in connection with the nonpayment or nonperformance by Buyer of the Leases; provided, however, that the parties acknowledge that Seller's Commerce City, Colorado store location will be closed prior to the Cash Closing and Buyer agrees to pay 40% of the negotiated Lease Settlement (which Seller will use good faith efforts to minimize), for such store with Seller paying the remaining 60%.

         b. Buyer agrees to indemnify and hold Seller (and its respective directors, officers, and employees) harmless from and with respect to any and all Damages related to or arising from, directly or indirectly, any failure or any breach by Buyer of any representation or warranty, covenant, obligation or undertaking made by Buyer in this Agreement, any Exhibit hereto, or any other statement, certificate or other instrument delivered pursuant hereto.

     24. Tender of Defense for Damages. Any claim asserted against Buyer or Seller by a third party covered by the indemnity provisions contained in this Agreement shall be deemed a "Covered Claim" under this Agreement. After receipt of written notice of the commencement of any action, whether litigation is instituted or not, based on a Covered Claim, the party receiving such notice ("Claimant") will notify the party against whom the indemnity claim is made ("Indemnitor") within fifteen (15) days of the receipt of the notice of such claim. In the event that such notice is not given in a timely manner, Indemnitor's remedy shall be to offset against the indemnification liability otherwise payable by Indemnitor the amount of damages actually suffered by Indemnitor as a result of the late notice under this Agreement. Indemnitor shall have no right to defend or control the settlement of any Covered Claim unless each of the following conditions is satisfied:

         a. The Covered Claim seeks only monetary damages and does not seek any injunction or other equitable relief against Claimant;

         b. Indemnitor unconditionally acknowledges in writing, in a notice of election to contest or defend the Covered Claim given to Claimant within ten
(10) days after Claimant gives Indemnitor notice of the Covered Claim, that Indemnitor is obligated to indemnity Claimant in full with respect to the Covered Claim;

         c. Indemnitor demonstrates to Claimant that it has the financial ability to satisfy indemnification responsibilities to Claimant and agrees that it will diligently consider all reasonable offers of settlement; and

         d. Indemnitor agrees, as part of any settlement, to obtain an unconditional satisfaction or release, in form and substance reasonably satisfactory to Claimant, releasing Claimant from any and all obligations and liabilities it may have with respect to the Covered Claim.

     If Indemnitor elects to defend against a Covered Claim, Claimant, at its own expense, shall be entitled to participate in (but not control) the defense, and receive copies of all pleadings and other papers in connection with the Covered Claim. If Indemnitor does not elect or is not entitled to elect to defend a Covered Claim in conformity with the requirements set forth above, Claimant shall be entitled to defend or settle (or both) the Covered Claim on such terms as Claimant, in its sole discretion deems appropriate.

     25. Taxes.

         a. Buyer shall pay all sales and other similar taxes (not including state or federal income taxes) imposed on or collectible by Seller or Buyer by reason of the transfer of the Assets to Buyer pursuant to this Agreement.

         b. The parties agree that all property taxes, annual license fees and any other similar annual fees or assessments due on or after Cash Closing, whenever assessed, as a result of the ownership or operation of any of the Assets shall be the obligation of Buyer. Prior to the Cash Closing, Seller will provide to Buyer an estimate of all such taxes, fees, and assessments for each collecting authority and shall make available to Buyer copies of all assessments, notices and related documents.

     26. Non-assignable Rights. Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any contract, order, commitment, license or right if an assignment or attempted assignment thereof without the consent of the other party thereto would constitute a breach thereof or in any material way affect the rights of Seller thereunder or hereunder unless such consent is obtained. If any such consent is not obtained, or if an attempted assignment would be ineffective and would materially affect Seller's rights thereunder, so that Buyer would not in fact receive all such rights, the parties agree to cooperate in any reasonable arrangement designed to assure that Buyer shall have all the benefits, rights, obligations and duties under such contracts, orders, commitments, licenses and rights.

     27. Applicable Law and Consent to Jurisdiction. This Agreement shall be governed in all respects by the laws of the State of Colorado. Seller and Buyer hereby irrevocably submit to binding arbitration before a private arbitrator to be chosen by mutual agreement of the parties. Any arbitration award shall final and binding, and judgment upon the award rendered pursuant to such arbitration may be entered in any court of proper jurisdiction. The Colorado Rules of Evidence and the Colorado Rules of Civil Procedure shall apply to such proceeding. The prevailing party in any action brought to enforce any provisions of this Agreement shall be entitled to all costs of bringing such an action including reasonable attorney's fees.

     28. Confidential Agreement of the Parties. Buyer and Seller agree that in no event will either of them, or any of their officers, directors, employees, agents or representatives, discuss or otherwise disclose the terms of this Agreement (including its existence) or any arrangement or other understanding with any other party other than representatives of such party required to know such information in connection with the transaction, except to the extent such disclosure is required by law; provided, however, that Buyer acknowledges that Seller is negotiating an agreement and plan of merger of Seller and Buyer therefore agrees that Seller may disclose the terms of this Agreement in accordance therewith. If this transaction is not consummated, Buyer shall return all documents, work papers and other materials obtained by it from Seller or its representatives in connection with the transaction and will not retain any copies thereof.

     29. Conditions Precedent to Buyer's Obligations. Each of the agreements of Buyer to be performed by it at the Cash Closing pursuant to this Agreement shall be subject to the fulfillment of each of the following conditions, any one or more of which may be waived, in whole or in part, in writing, by Buyer:

         a. Each of the representations and warranties of Seller set forth in Paragraph 11 hereof shall be true and correct both on the date hereof and on the date of Cash Closing as if made at that time, except insofar as changes have occurred after the date hereof which are contemplated by this Agreement;

         b. Seller shall have performed and complied with all agreements, undertakings, and obligations which are required to be performed or complied with by it at or prior to the Cash Closing in all material respects;

         c. Since the date of this Agreement, there shall have been no material adverse change, or discovery of a condition or the occurrence of any event which might result in such change, in the value of the Assets, other than changes in the ordinary course of business (none of which shall have been materially adverse) and as permitted by this Agreement;

         d. At the Cash Closing, Seller shall have delivered to Buyer all of the items set forth in Paragraph 8(a) of this Agreement;

         e. All proceedings in connection with the transactions contemplated by this Agreement and all certificates and documents delivered to Buyer in connection with the transactions contemplated by this Agreement shall be satisfactory in all reasonable respects to Buyer and Buyer's counsel, and Buyer shall have received copies of all such records and documents as Buyer may reasonably request; and

         f. No governmental entity having jurisdiction over Buyer or Seller shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of the sale of the Assets.

     30. Conditions Precedent to Seller's Obligations. Each of the agreements of Seller to be performed by it at the Cash Closing pursuant to this Agreement shall be subject to the fulfillment of each of the following conditions, any one or more of which may be waived, in whole or in part, in writing, by Seller:

         a. The representations and warranties of Buyer set forth in Paragraph 12 of this Agreement shall be true and correct both on the date hereof and on the date of the Cash Closing as if made at that time, except insofar as changes have occurred after the date hereof which are contemplated by this Agreement;

         b. Buyer shall have performed and complied with all agreements, undertakings, and obligations as are required to be performed or complied with by it at or prior to the Cash Closing in all material respects;

         c. At the Cash Closing, Buyer shall have delivered to Seller all of the items set forth in Paragraph 8(b) of this Agreement;

         d. All proceedings in connection with the transactions contemplated by this Agreement and all certificates and documents delivered to Seller in connection with the transactions contemplated by this Agreement shall be satisfactory in all reasonable respects to Seller and Seller's counsel, and Seller shall have received copies of all such records and documents as Seller may reasonably request;

         e. Seller shall have received shareholder approval to consummate the transactions contemplated by this Agreement; and

         f. No governmental entity having jurisdiction over Buyer or Seller shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of the sale of the Assets.

     31. Right to Terminate. This Agreement may be terminated as follows:

         a. By mutual written consent of Seller and Buyer;

         b. By Seller if (i) after March 31, 2001 the transactions contemplated hereby have not been consummated by such date other than as a result of (x) a material breach by Seller of any of its obligations hereunder, (y) a failure by Seller to satisfy the conditions precedent to Buyer's obligations to consummate the transactions contemplated hereby, (ii) Buyer has materially breached this Agreement or the Management Agreement, (iii) Seller has received a Superior Proposal (as defined below) or (iv) Buyer files a petition for bankruptcy, is adjudicated bankrupt, a petition in bankruptcy is filed against Buyer and such petition is not dismissed within sixty (60) days of the filing date, Buyer becomes insolvent or makes an assignment for the benefit of its creditors pursuant to any bankruptcy law or a receiver is appointed for Buyer or its business; or

         c. By Buyer if (i) after March 31, 2001 the transactions contemplated hereby have not been consummated by such date other than as a result of (x) a material breach by Buyer any of its obligations hereunder, (y) a failure by Buyer to satisfy the conditions precedent to Seller's obligations to consummate the transactions contemplated hereby, (ii) Seller has materially breached this Agreement or the Management Agreement or (iii) Seller files a petition for bankruptcy, is adjudicated bankrupt, a petition in bankruptcy is filed against Seller and such petition is not dismissed within sixty (60) days of the filing date, Seller becomes insolvent or makes an assignment for the benefit of its creditors pursuant to any bankruptcy law or a receiver is appointed for Seller or its Business.

     32. Employee Matters. Buyer shall have the right (but not the obligation) to offer employment to any employee of Seller on terms acceptable to Buyer. Buyer acknowledges that Seller, effective at the Cash Closing, shall terminate all employees of Seller.

     33. Severability. In the event that any covenant, condition or other provision herein contained is held to be invalid, void or illegal by any court of competent jurisdiction, the same shall be deemed to be severable from the remainder of this Agreement and shall in no way affect, impair or invalidate any other covenant, condition or other provision herein contained.

     34. Counterparts. This Agreement may be executed in multiple counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     35. No Shop. Seller agrees that until this Agreement is terminated as provided herein, it shall not, directly or indirectly, (i) submit, solicit, initiate, encourage or discuss any proposal or offer from any person relating to any sale of the Assets (other than in the ordinary course of business consistent with past practice) (a "Competing Transaction"), (ii) enter into any agreement or commitment related to any Competing Transaction, or (iii) furnish any information with respect to or assist or participate in or facilitate in any other manner any effort or attempt by any person seeking to consummate any Competing Transaction other than as contemplated hereby; provided, however, that Seller may participate in such discussions or furnish such information in response to any unsolicited proposal or any proposal solicited by Seller prior to the date hereof for a Competing Transaction if Seller's board of directors has determined, after receipt of written advice from outside counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the directors of Seller. Seller shall promptly notify Buyer of any superior proposal regarding a Competing Transaction (or any inquiry or contract with any person or entity with respect thereto) (a "Superior Proposal"), and shall advise Buyer of the contents thereof, including the parties involved (and, if in written form, provide Buyer with copies thereof) and provide Buyer ten (10) days in which to match or exceed the terms of the Competing Transaction.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have duly executed this Agreement as of the day and year first written above.

                                            U.S. Pawn, Inc.

                                            By: /s/  Charles c. Van Gundy
                                                --------------------------------
                                            Title: President - CEO



                                            Pawn-One, Inc.

                                            By: /s/  Todd Hills
                                                --------------------------------
                                            Title: President